UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Prenetics Global Limited

(Name of Issuer)

Class A ordinary shares, par value $0.0001;

Redeemable warrants to purchase Class A

ordinary shares (Title of Class of Securities)

G72245106 / G72245114

(CUSIP Number)

June 24, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G72245106 / G72245114

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodbury Capital Management Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

11,192,524(1)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

11,192,524(1)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,192,524(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.52%(2)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1)	Represents (i) 6,066,863 Class A ordinary shares (“Shares”) held by Woodbury Capital Management Limited and (ii) 5,125,661 Shares issuable upon the exercise of 3,973,381 redeemable warrants held by Woodbury Capital Management Limited on the basis that one redeemable warrant is exercisable into 1.29 Shares.
(2)	This percentage is calculated using 106,391,144 Shares as the denominator, which is equal to the sum of (i) 101,265,483 Shares outstanding as at May 27, 2022 as derived from the Issuer’s F-1 filing dated May 27, 2022 and (ii) 5,125,661 Shares issuable upon the exercise of 3,973,381 redeemable warrants held by Woodbury Capital Management Limited and 11,192,524 Shares as the numerator, which is equal to the sum of 6,066,863 Shares and 5,125,661 Shares (Note: 9,713,864 Class B ordinary shares outstanding as at this date as derived from the aforementioned F-1 Filing have been excluded from this calculation).

Item 2.

(a)	Name of Person Filing.

Woodbury Capital Management Limited.

(b)	Address of Principal Business Office or, if none, Residence.

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

(c)	Citizenship.

See response to Item 4 on each of the cover pages of this Schedule 13G.

(d)	Title of Class of Securities.

Class A ordinary shares, $0.0001 par value per share.

(e)	CUSIP Number.

G72245106 / G72245114

Item 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The responses to Items 5 to 11 of each of the cover pages of this Schedule 13G are incorporated herein by reference.

Woodbury Capital Management Limited is the record holder of the securities reported herein. Woodbury Capital Management Limited is wholly owned by Mr. Cheng Chi Kong, who has voting and investment discretion with respect to the securities held of record by Woodbury Capital Management Limited.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2022

Woodbury Capital Management Limited

By:	/s/ Cheng Chi Kong
	Name:	Cheng Chi Kong
	Title:	Authorized Signatory